Exhibit 99.(h)(7)

UNCONSTRAINED BOND FUND

EXPENSE REIMBURSEMENT AGREEMENT

THIS EXPENSE REIMBURSEMENT AGREEMENT (the “Agreement”) is made as of [xxx], 2015 by and between Sentinel Asset Management, Inc. (“Sentinel”) and Sentinel Group Funds, Inc. (the “Corporation”), on behalf of itself and the Sentinel Unconstrained Bond Fund (the “Fund”), a series of the Corporation.

WHEREAS, Sentinel and the Corporation have entered into an Investment Advisory Agreement as of December 23, 2014 (the “Advisory Agreement”), pursuant to which Sentinel provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Corporation is responsible for, and as assumed the obligation for, payment of certain expenses related to the Fund under: (i) the Transfer Agency and Service Agreement, entered into as December 1, 2014, between the Corporation, on behalf of each of its series, including the Fund, and Boston Financial Data Services, Inc. (as amended and/or supplemented from time to time, the “TA Agreement); and (ii) the Amended and Restated Administration Agreement entered into as of December 1, 2014, between the Corporation and Sentinel Administrative Services, Inc. (as amended and/or supplemented from time to time, the “Administration Agreement”, and, together with the TA Agreement, the “Agent Agreements”); and

WHEREAS, Sentinel and the Corporation, on behalf of itself and the Fund, have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Class C share class of the Fund at a level below the level to which such share class of the Fund would otherwise be subject; and

WHEREAS, Sentinel desires to limit the Operating Expenses (as that term is defined in paragraph 2 of this Agreement) with respect to such share classes pursuant to the terms and provisions of this Agreement, and the Corporation (on behalf of the Fund) desires to allow Sentinel to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

1.                                      Sentinel or an affiliate hereby agrees to reimburse certain class-specific operating expenses (“Operating Expenses”) of the Class C share class of the Fund in order to limit the Total Annual Fund Operating Expenses with respect to such Class to 2.06% (the “Operating Expense Limit”).

2.                                      For purposes of this Agreement, the term “Total Annual Fund Operating Expenses” with respect to scuh Class is defined to include all expenses necessary or appropriate for the operation of the Fund and Class, including, but not limited to, fees associated with registering the Class in the various states (“blue sky fees”), Sentinel’s investment advisory or management fee as described in the Advisory Agreement, and other expenses described in the Advisory Agreement and the Agent Agreements.

3.                                      Any Operating Expenses paid by Sentinel or any of its affiliates (collectively, “subsidies”), pursuant to this Agreement shall be reimbursed by such Class to Sentinel no later than the end of the third fiscal year following the year to which the subsidy relates if the Operating Expenses for that period do not exceed the Operating Expense Limit.  For example, subsidized Operating Expenses relating to the period December 1, 2013 to November 30, 2014 would no longer be eligible for reimbursement after December 1, 2017.  Sentinel generally seeks reimbursement on a rolling three-year basis whereby the oldest subsidies are recouped first.  Sentinel may not request or receive reimbursement for any subsidies before payment of the operating expenses for the Class for the current year and cannot cause the Class to exceed the Operating Expense Limit or any other agreed upon expense limitation for that year in making such reimbursement. Sentinel agrees not to request or seek reimbursement of subsidized Operating Expenses that are no longer eligible for reimbursement.

4.                                      This Agreement shall be effective from the date hereof and continue through March 31, 2016.  Notwithstanding such termination date, this Agreement may be terminated upon 90 days’ notice by a vote of a majority of the Board of Directors of the Corporation, including a majority of the Directors who are not “interested persons” of the Corporation as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, Sentinel and the Corporation have agreed to this Expense Reimbursement Agreement as of the day and year first above written.

Sentinel Asset Management, Inc.

By:	/s/ Thomas H. Brownell
	Name:	Thomas H. Brownell
	Title:	CEO

Sentinel Group Funds, Inc. on behalf of itself and the Unconstrained Bond Fund

By:	/s/ Thomas H. Brownell
	Name:	Thomas H. Brownell
	Title:	CEO